UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

EMBREX, INC.

(Exact name of registrant as specified in its charter)

North Carolina	56-1469825
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1040 Swabia Court, Durham, NC 27703

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

In connection with the expiration of the Rights Agreement between Embrex, Inc., a North Carolina corporation (the “Company”), and Branch Banking and Trust Company, as Rights Agent, dated as of March 21, 1996, as amended (the “Expiring Rights Agreement”), and the March 21, 2006 expiration of the associated rights issued thereunder (the “Expiring Rights”), on March 6, 2006, the Board of Directors of the Company approved the execution of a new Rights Agreement (as it may be amended, modified or supplemented from time to time, the “New Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

In connection with the implementation of the New Rights Agreement, on March 6, 2006, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of the Company’s common stock, $.01 par value (the “Common Stock”), to shareholders of record at the close of business on March 21, 2006 (the “Record Date”), to be distributed simultaneously with the expiration of the Expiring Rights. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share (a “Preferred Stock Fraction”) of the Company’s Series A Participating Preferred Stock, $.01 par value (the “Preferred Stock”), at a price of Sixty Dollars ($60.00) (the “Purchase Price”), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in the New Rights Agreement.

Initially, the Common Stock certificates representing the outstanding shares shall be deemed to be certificates for Rights, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the New Rights Agreement, the Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the date of such announcement being the “Stock Acquisition Date”), or (ii) 10 business days (or such later date as the Company’s Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of stock options and any other issuances of Common Stock with respect to awards under employee benefit plans, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 21, 2016, New York time, unless extended prior to such time by the Board of Directors, or earlier if redeemed by the Company as described below.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for a Preferred Stock Fraction. Each Preferred Stock Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for fractions of shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions), the Company may pay cash in accordance with the New Rights Agreement.

In the event that any person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors, who are not associated with an Acquiring Person, determine to be fair and adequate to shareholders and to be otherwise in the best interests of the Company and its shareholders (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In any event, following the occurrence of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the New Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but its Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s assets, earning power or cash flow is sold or transferred (except with respect to clauses (i) and (ii), a merger or other business combination which follows a Qualified Offer and in which the amount and form of consideration is the same as was paid in such offer), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Preferred Stock Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if the holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or its affiliates and associates, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a series of the Company’s preferred stock having equivalent preferences, limitations and relative rights), per Right (subject to adjustment).

In general, at any time until the later of the Distribution Date and the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the New Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights (with, where required, the concurrence of the Continuing Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

The term “Continuing Director,” as that term is defined in the New Rights Agreement, means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the date of the New Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person, or any representative of any of such entities.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not includable in a shareholder’s taxable income for federal tax purposes under U.S. law, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company, or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Prior to the Distribution Date, any of the provisions of the New Rights Agreement may be amended by the Board of Directors of the Company (in certain circumstances, with the concurrence of the Continuing Directors). After the Distribution Date, the provisions of the New Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or affiliate or associate of such Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment may be made at such time as the Rights are not redeemable.

The New Rights Agreement is attached hereto as an exhibit and is incorporated by reference herein. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

Exhibit No.	Description of Exhibit

4.01	Rights Agreement dated as of March 6, 2006 between Embrex, Inc. and American Stock Transfer & Trust Company, including the Articles of Amendment of Articles of Incorporation as filed on March 21, 1996, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, attached thereto as Exhibits A, B and C, respectively.

[Remainder of page intentionally left blank; signature appears on next page]

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EMBREX, INC.

	By:	/s/ Randall L. Marcuson
Dated: March 9, 2006		Randall L. Marcuson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.01	Rights Agreement dated as of March 6, 2006 between Embrex, Inc. and American Stock Transfer & Trust Company, including the Articles of Amendment of Articles of Incorporation as filed on March 21, 1996, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, attached thereto as Exhibits A, B and C, respectively.

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